PANNONPLAST

MŰANYAGIPARI RÉSZVÉNYTÁRSASÁG
Elnök - Vezérigazgató
1225 Budapest, Nagytétényi út 216-218.
1780 Budapest, Pf. 51.
Telefon: 207-1936, 207-1928
Telefax: 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu


03050387

Securiti[...]mmission
Office o[...]rate Finance
450 Fifth[...]
Washington, D.C. 20549
Stop 3-9

Budapest, 31st January, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Announcement on the AGM to be held on 30 April, 2003.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,



Dr. Erzsébet Fehér



Enclosure

File No. 82-4568

ANNOUNCEMENT
The Board of Directors of
PANNONPLAST Industries Public Limited Company
(1225 Budapest, Nagytétényi út 216-218.)
kindly informs its shareholders
that according to BOD resolution of March 20, 2003
the Company's Annual General Meeting ("AGM")
WILL BE HELD AT 10:00 A.M., APRIL 30, 2003

Location of the AGM: the first floor Meeting Room of the Training and Leisure Center of the Company (1225 Budapest, Nagytétényi út 67.)

Agenda of the Annual General Meeting:

1. Report of the Board of Directors on the Company's operations in 2002
2. Report of the Supervisory Board
3. Report of the Auditor
4. Approval of the 2002's business report, balance sheet, income statement, resolution on the profit appropriation and determination of dividend.
5. Amendment of Section 6 of the Articles of Association in accordance with TEÁOR 2003 on the unified sector classification system of the business activities; amendment of Sections 19.I and 58 of the Articles of Association in order to harmonize them with the Listing and Continued Trading Regulations of the Budapest Stock Exchange.
6. Re-election of Mr. Miklós Várhegyi as BOD member, determination of his remuneration.
7. Election of the Auditor, determination of his remuneration.

The annual report and other submissions for the AGM are open for inspection from April 14, 2003 at the headquarters of the Company in the Shareholder's Office (Budapest, Nagytétényi út 216-218.), on business days between 8 a.m. and 4 p.m. or on the website www.pannonplast.hu, or, in the BSE Information Centre. The announcement with economic data (Balance Sheet and Income Statement) will be published on April 11, 2003.

If the AGM **fails to have a quorum**, the BOD **convenes the repeated AGM** to the same location and with the same agenda for **10:30** a.m. **April 30, 2003** (i.e. the originally announced day). This AGM will have quorum to resolve on the issues of the original agenda irrespective of the number of those present.

Voting rights can only be exercised at the AGM if the owners of the shares are registered in the Company's Register of Shareholders. Shareholders may attend and vote at the AGM either in person or through their proxy or their authorized person.
The entitlement date is the fifth business day on the stock exchange prior to the date of the AGM, therefore the Company will close its Register of Shareholders at 10.00 a.m. on April 24, 2003.

We kindly ask our shareholders to register their attendance until 9:30 a.m. on the day of the AGM at the location of the meeting. We also ask them to **bring document for their identification and for certifying their rights of representation or to present their Power of Attorney.**

The BOD of Pannonplast Plc.